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EMAIL:  AFREEDMAN@OLSHANLAW.COM
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May 6, 2015

VIA EDGAR AND ELECTRONIC MAIL

Nicholas P. Panos
Senior Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Children’s Place, Inc.
Soliciting Material filed pursuant to Rule 14a-12 under cover of Schedule 14A
Filed April 27th, 2015 by Macellum Capital Management LLC et al.
File Number: 000-23071

Dear Mr. Panos:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated April 30, 2015 (the “Staff Letter”), with regard to the above-referenced Soliciting Material on Schedule 14A filed by Macellum Capital Management, LLC and the other members of Shareholders for Change at The Children’s Place on April 27, 2015 disclosing its investor presentation (the “Presentation”) regarding The Children’s Place, Inc. (“The Children’s Place” or the “Company”).  We have reviewed the Staff Letter with our clients and provide the following responses on their behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the Presentation.

1.	Please provide us, with a view toward republication, of the bases for these statements:

We acknowledge the Staff’s comment and provide the following responses.

 “Poor capital allocation decisions, in our view - $399 million of capital expenditures over five years, which includes a store footprint expansion initiative that was later reversed” at slide 7 in light of the fact that the referenced North American expansion plan may have been completed and not abandoned;

We supplementally advise the Staff that based upon the Company’s public disclosure, the referenced North American expansion plan was not completed and was, in fact, later reversed.  We respectfully refer the Staff to the sequence of events described on slide 23 of the Presentation evidencing such abandonment, namely, the Company’s announced expansion of its store footprint in 2010 and its subsequently announced closing of stores in 2013.  Specifically, we note that in June of 2013, the Company’s then Chief Financial Officer, Michael Scarpa, stated that the Company “. . . made the decision to close approximately 100 underperforming stores through 2016 including 45 this year."

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May 6, 2015

“Superior and stable cash flow generation (but without growth during the Board’s tenure)” at slide 13 given that six of the current Board members joined the Board within the last five years, and cash flow from operations has improved from the year preceding Ms. Elfers’ appointment and the reconstitution of the Board;

We supplementally advise the Staff that we believe the chart on slide 13 shows a general pattern of strong cash flow generation during the Board’s tenure but without significant growth.  Despite the nominal increases in cash flow at certain times, we believe the chart shows that cash flow remains lower than it was in 2008, which was the first year of any Board member’s tenure.  We respectfully advise the Staff that we will refrain from using this statement in any future solicitation materials without providing additional clarification and/or disclosure.

“Inventory Turns - 4.9x and 3.7x... .In fact, the Company is carrying 44% more inventory on a comparable sales level in the fourth quarter of 2014 compared to the fourth quarter of 2010” at slides 17 and 19, in light of a 4.2x figure based on inventory valued under the registrant’s current valuation method and its use of the cost method since 2010.

We respectfully refer the Staff to our prior supplemental disclosure regarding inventory turnover in connection with the participants’ proxy statement.  Specifically, we note that the Company reported inventory of $206.2 million as of January 30, 2010, which is the end of the Company’s fourth quarter of 2009.  As of January 31, 2015, the end of the Company’s fourth quarter of 2014, inventory was $297.6 million, representing a 44% increase.  The Company reported sales of $462.8 million in the fourth quarter ended January 30, 2010 while sales in the fourth quarter ended January 31, 2015 were $479.2 million, which we view to be a comparable sales level as the increase was only 3.5%.

In addition, we advise the Staff on a supplemental basis that the method used to measure the “44% more inventory on a comparable sales level” is based upon information set forth in the Company’s public filings and therefore should be consistent with the manner in which the Company measures its inventory. However, because the Company neither discloses the details of its calculations nor discloses any past comparables, we cannot definitely determine how they reached 4.2x.

2.
At slide two, the participants disclaim responsibility for the accuracy or completeness of certain publicly available information contained in the presentation.  The suggestion that the participants are not responsible for the accuracy of the information that they have chosen to include in the presentation is inconsistent with Rule 14a-9.  Please advise or undertake to include a corrective statement in the next public filing made by the participants.

We acknowledge the Staff’s comment and supplementally advise the Staff that it was our understanding that pursuant to Rule 14a-9, a participant could not publish false or misleading information but that it could rely upon publicly available information to formulate its opinions and analyses so long as such participant was not aware of any false or misleading information contained therein.  We respectfully advise the Staff that we will refrain from including such a statement in any future solicitation materials.  We also advise the Staff that our client will undertake to promptly remove this language from the version of the Presentation that is currently online at http://www.changeplce.com.

May 6, 2015

3.
The participants stated in their initial proxy statement at page 7 that EBITDA Margin in 2010 was 11.7% but state in the presentation at slide 17 that EBITDA Margin in 2010 was 12.2%.  Please advise us, with a view toward revised disclosure, which of these assertions is correct.

We acknowledge the Staff’s comment and advise on a supplemental basis that we revised the proxy statement to reflect the 12.2% EBITDA Margin in 2010, which is consistent with the EBITDA Margin used on slide 17 of the Presentation.1  In addition, we supplementally advise the Staff that the 11.7% EBITDA Margin referenced in the proxy statement was sourced from S&P Capital IQ while the 12.2% EBITDA Margin referenced in the Presentation was sourced from Company filings and Barington Analysis.

*     *     *     *     *

In addition, the Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

Sincerely,

/s/ Andrew M. Freedman

Andrew M. Freedman

cc:	Jonathan Duskin, Macellum Capital Management, LLC James A. Mitarotonda, Barington Capital Group, L.P.

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1 Proxy statement can be viewed at the following link: http://www.sec.gov/Archives/edgar/data/1041859/000092189515001141/defc14a06204003_05042015.htm.